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AUG 18 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FREEDOM BUSINESS CENTER, SUITE 300
(No. and Street)

KING OF PRUSSIA	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT W. PETERS (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERA SECURITIES, LLC, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Varinder K. Gaur
Barrister & Solicitor, Notary Public
7050 Weston Road, Suite 305
Vaughan, ON L4L 8G7
Tel: 905-850-5555 Fax: 905-850-5572

August 14th, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amera Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amera Securities, LLC (the "Company") as of June 30, 2020, the related statements of operations, changes in member's equity, and cash flows for the eighteen months in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I: Computation of Net Capital Under to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2002.
Abington, Pennsylvania
August 13, 2020

Amera Securities LLC

Statement of Financial Condition
As of June 30, 2020

ASSETS		
Cash and cash equivalents	$	37,068
Fees receivable		64,168
Other assets		4,487
TOTAL ASSETS	$	105,723
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	74,380
TOTAL LIABILITIES		74,380
Member's Equity	$	31,343
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	105,723

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Operations
For the Period from January 1, 2019 to June 30, 2020

REVENUE:	
Private placement fees	$ 401,031
Management fees	19,720
Other income	19,700
Total revenue	440,451
EXPENSES:	
Compensation expense	373,276
Professional fees	117,988
Office expense	10,752
Regulatory fees and expenses	10,562
Communications	2,806
Other expenses	2,643
Total expenses	518,027
Net loss	$ (77,576)

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Changes in Member's Equity
For the Period from January 1, 2019 to June 30, 2020

MEMBER'S EQUITY AT JANUARY 1, 2019	$	15,819
Net loss		(77,576)
Member contributions		93,100
MEMBER'S EQUITY, June 30, 2020	$	31,343

The accompanying notes are an integral part of these financial statements

Amera Securities LLC

Statement of Cash Flows
For the Period from January 1, 2019 to June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(77,576)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Decrease in fees receivable		2,662
Increase in other assets		(3,862)
Decrease in due to member		(6,250)
Increase in accrued expenses		5,049
NET CASH USED IN OPERATING ACTIVITIES		(79,977)
CASH PROVIDED BY FINANCING ACTIVITIES:		
Equity Contributions from Member		93,100
NET CASH PROVIDED BY FINANCING ACTIVITIES		93,100
NET INCREASE IN CASH		13,123
CASH - JANUARY 1, 2019		23,945
CASH - JUNE 30, 2020	$	37,068

Supplemental Information:

Taxes Paid	$	-
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business
Amera Securities LLC, is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
Effective July 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

Allowance for Doubtful Accounts
The Company's accounts receivable consist primarily of amounts due for capital raising fees. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at June 30, 2020.

3. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $20,439, which was $15,439 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 363.91%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under exemption k(2)(i).

4. Concentration Risk
The Company maintains its cash accounts in commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

5. Lease Accounting
In February 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there will be no impact under the new lease standards on the Company's financial statements.

6. Subsequent Events
The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

7. Revenues

Private placement and management fees are earned for achieving various fundraising objectives. Such fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the 18 month period ending June 30, 2020 is as follows:

Revenue Stream	Total Revenue
Private placement fees	$ 401,031
Management fees	19,720
Other income	19,700
Total Revenue	$ 440,451

8. Significant Customer

For the 18 month period ended June 30, 2020, 100% of gross revenues were derived from six customers.

9. Going Concern
The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2020, the Company's cash balance was $37,068, Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

10. COVID 19
Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. Related Party
During the year the Company was sold to David Franklin, upon which the firm filed a Continuing Member Application (CMA) with FINRA. David Franklin became the 100% legal owner of the Company upon FINRA CMA approval. Prior to the CMA approval, the Company charged David Franklin a registration fee of $19,700 for compliance oversight, due diligence and other costs associated with supervising securities activities for which he conducted prior to the ownership change becoming effective. There were no related party transactions after the CMA was approved.

Amera Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2020

TOTAL MEMBER'S EQUITY	$ 31,343
OTHER ALLOWABLE ASSETS	57,751
TOTAL CAPITAL AND OTHER ALLOWABLE ASSETS	89,094
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Fees receivable	64,168
Other assets	4,487
Total non-allowable assets	68,655
NET CAPITAL	$ 20,439
AGGREGATE INDEBTEDNESS:	
Account payable and accrued expenses	$ 74,380
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required (greater of $5,000 or 6.67% aggregate indebtedness)	$ 5,000
Excess net capital	$ 15,439
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 13,001
Percentage of aggregate indebtedness to net capital	363.91%

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Focus Report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amera Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Amera Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent eighteen month period without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
August 13, 2020

DocuSign Envelope ID: 2CED3429-FA3C-4FB7-A480-2CD57483B263

AMERA SECURITIES, LLC

Amera Securities, LLC Exemption Report

Amera Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an Exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 for the 18-month period ended June 30, 2020 without exception.

____

Amera Securities, LLC

I, David Franklin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by:
David Franklin
2487D52D533D442...

Chief Executive Officer

August 13, 2020

[redacted]